SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of November 2014

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 4 November 2014	By	/s/ Michelle Hill
(Authorised Signatory)

Quarterly Management Statement, 30 September 2014

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2014. Unless otherwise stated, references to Santander UK plc and other general statements refer to the business results of Santander UK plc compared to the same period in 2013. Balance sheet references are compared to the position at 31 December 2013, unless otherwise stated.

The results for periods prior to June 2014 were adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for the Financial Services Compensation Scheme (‘FSCS’). See Appendix 1.

Santander UK plc

Quarterly Management Statement

for the nine months ended

30 September 2014

4 November 2014

Contacts
James S Johnson	Head of Investor Relations	020 7756 5014
Bojana Flint	Deputy Head of Investor Relations	020 7756 6474
Anthony Frost	Head of UK Communications	020 7756 6284
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK plc	1

Quarterly Management Statement, 30 September 2014

Profit before tax up 26% to £1,011m for the nine months ending Sep’14

One-in-four current account switchers coming to Santander UK

“We have continued the sustained improvement in our profitability, underpinned by our strategic transformation. We have attracted a further 900,000 customers to 1|2|3 World this year with 3.3 million individuals now part of this range of core banking products that were introduced less than three years ago. We have grown lending to UK companies by a net £1.4bn since the start of the year to a total of £23.5bn, and broadened the range of products and services we offer them.

Our goal is to build the best bank in the UK, for our people, customers, shareholders and the communities in which we operate. We will act in a manner which is Simple, Personal and Fair in all our dealings, ensuring we help individuals and businesses prosper, and this remains the cornerstone of our strategy. The UK economic backdrop continues to be positive for commercial activity but regulatory uncertainty remains in the areas of capital, leverage, conduct and banking reform pursuant to the recommendations of the Independent Commission on Banking. An early completion of this demanding reform agenda in a proportionate way will help us to contribute fully to UK economic recovery.

Our journey to become a leading and sustainable customer focused, retail and commercial bank in the UK continues to build momentum.”

Nathan Bostock, Chief Executive Officer

•	1|2|3 World transforming our customer profile, deepening loyalty and reducing liability costs.

•	Supported 30,800 first-time buyers (£4.2bn gross lending) and 6,000 Help to Buy customers (£900m).

•	Current account balances at £37.9bn, up an average £1bn per month since end 2012.

•	Customer satisfaction at its highest level, with the gap to peers reduced significantly to 1pp.

•	Net mortgage lending up £1.9bn year to date to £150.0bn. Net corporate lending up £1.4bn to £23.5bn.

•	Banking NIM up 31bps to 1.81% and RoTE improved to 11.8%.

•	Non-interest income down 4% to £776m, reflecting the operating environment.

•	Underlying costs tightly controlled, absorbing on-going investment.

•	Improved retail and commercial credit quality, with the NPL ratio falling 21bps, to 1.83%.

•	Significant improvement in the leverage ratio this year, up to 3.7% from 3.3%.

Income statement highlights [1,2]	9M’14	9M’13 [3]
	£m	£m
Net interest income	2,544	2,151
Non-interest income	776	807
Operating expenses (excluding significant items)	(1,711)	(1,650)
Total operating provisions and charges (excluding significant Items)	(392)	(505)

Profit before tax (excluding significant items)	1,217	803

Statutory profit before tax	1,011	803

	30.09.14	31.12.13
Balance sheet highlights	£bn	£bn
Customer loans	190.4	187.1
- of which mortgages	150.0	148.1
- of which Commercial Banking	23.5	22.1
Customer deposits	150.9	146.4
PRA end point T1 leverage ratio	3.7%	3.3%
CET 1 capital ratio	11.9%	11.6%

1.	See Appendix 1 for notes and definitions and reconciliation of income statement lines excluding significant items.
2.	A number of significant items impacted the financial results for 9M’14; their aggregate impact was £(206)m pre-tax and £(162)m post- tax. See Appendix 1, page 16 for details and page 18 for the definition of ‘significant item’.
3.	The results for periods prior to 30 June 2014 have been adjusted to reflect the adoption of IFRIC 21 and its impact on the timing of the recognition of the charge for the Financial Services Compensation Scheme (‘FSCS’). See Appendix 1.

Santander UK plc	2

Quarterly Management Statement, 30 September 2014

Delivering on our commitments 1

1. Loyal and satisfied retail customers	2015 target	30.09.14	31.12.13
Loyal customers	4 million	3.0 million	2.7 million
1|2|3 World Customers	4 million	3.3 million	2.4 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	59.2%	57.3%
(average of top 3 UK peers)		(60.3%)	(61.1%)

•	Our loyal customer base grew further, supported by the continued success of the 1|2|3 Current Account. This resulted in a 27% increase in total deposits held by primary banking [2] customers, to £66.3bn, whilst enabling us to accelerate the managed reduction of higher cost, less loyal customer deposits.

•	Santander UK continued to be the first choice for customers switching their current account provider, on a net basis. Almost one-in-four UK current account ‘switchers’ moved to Santander UK since the introduction of the guaranteed current account switching service in September 2013 [3].

•	FRS reported that customer satisfaction continued to improve, with the gap between Santander UK and the average of our top 3 peers reducing to 1.1pp (Dec 2013: 3.8pp).

2. ‘Bank of Choice’ for UK companies	2015 target	30.09.14	31.12.13
Commercial Banking percentage of total customer loans	20%	12%	12%
(Commercial Banking customer loans)		(£23.5bn)	(£22.1bn)

•	During 2014 we extended £5.8bn of new facilities to SMEs and mid-sized corporates, an increase of 30%. We also expanded into new sectors, including renewable energy, manufacturing and education.

•	Commercial bank account openings increased 39%. Banking balances grew 36% over the last 12 months.

•	Our lending to commercial banking customers has grown consistently since 2008 despite the subdued market, and was up 9% in the last year. We expect to deepen our relationship with these customers as we leverage the roll out of new systems, products and functionalities.

•	We will not compromise our prudent risk management and returns objectives to achieve our 2015 target of 20% of total customer loans being Commercial Banking customers. This business mix aspiration remains a medium term objective.

3. Consistent profitability and a strong balance sheet	2015 target	30.09.14	31.12.13
Return on tangible equity (‘RoTE’)	13%—15%	11.8%[4]	8.6%[5]
Cost-to-income ratio	< 50%	52%[6]	54%
CET 1 capital ratio	> 10.5%	11.9%	11.6%
Loan-to-deposit (‘LDR’) ratio	< 125%	125%	126%
Non-performing loan (‘NPL’) ratio	ratio maintained	1.83%	2.04%
Dividend payout ratio	50%	n.a.	50%

•	RoTE in 9M’14 improved to 11.8% [4]. Statutory RoTE was 10.7% [4].

•	Net interest income in 9M’14, of £2,544m, was up 18% compared with 9M’13. The Banking NIM for 9M’14 of 1.81% improved 31bps over the last year, and customer lending increased in all segments.

•	Costs remained tightly controlled, largely absorbing on-going investment, with 8pp positive jaws between recurring income and expenses growth rates (excluding significant items). The cost-to-income ratio improved to 52%.

•	Our capital position strengthened with a CET1 ratio of 11.9%. The LDR also improved 1pp to 125%, with increased current account balances.

•	The ratio of non-performing loans (‘NPLs’) to total customer loans of 1.83% continued to improve, with retail and corporate loans performing well in a benign credit environment.

1.	See Appendix 1 for notes and definitions.
2.	Includes combined banking and savings balances of customers with a 1|2|3 Current Account or other primary current account.
3.	Source: Santander UK management information and Payments Council monthly data (on a Banking Group basis). Based on 265,600 full switchers to Santander UK in the first year of the guaranteed 7-day switching service. During the same period, there were a total of 1,093,000 full current account switchers in the UK.
4.	9M’14 RoTE of 11.8% is annualised and adjusted to include the effect of the Bank Levy and the Financial Services Compensation Scheme (FSCS) and to exclude significant items. See Appendix 1 for definition of RoTE.
5.	Adjusted to reflect the retrospective adoption of IFRIC 21.
6.	Adjusted 9M’14 cost-to-income ratio of 52% excludes significant items (54% including significant items).

Santander UK plc	3

Quarterly Management Statement, 30 September 2014

	9M’14	9M’13 [2]	Change
Summary income statement [1]	£m	£m	%
Net interest income	2,544	2,151	18
Non-interest income	776	807	(4)

Total operating income	3,320	2,958	12

Administrative expenses	(1,385)	(1,470)	(6)
—of which significant items [3]	120	—	n.m.
Depreciation, amortisation and impairment	(412)	(180)	129
—of which significant items [3]	(206)	—	n.m.

Operating expenses	(1,797)	(1,650)	9

Impairment losses on loans and advances	(240)	(360)	(33)
Provisions for other liabilities and charges [4]	(272)	(145)	88
—of which significant items [3]	(120)	—	n.m.

Total operating provisions and charges	(512)	(505)	1

Profit before tax from continuing operations	1,011	803	26

—of which significant items [3]	(206)	—	n.m.
Taxation charge on continuing operations	(204)	(155)	32

Profit after tax from continuing operations	807	648	25

—of which significant items [3]	(162)	—	n.m.
Discontinued operations	—	(12)	n.m.

Profit after tax for the period	807	636	27

9M’14 compared to 9M’13 (excluding significant items)

Operating income

•	Net interest income was 18% higher. Management focused on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver products in H2’13 and originating new lower cost ISAs in 2014. In addition there was increased lending in Commercial Banking. Reduced mortgage stock margins partly offset these effects.

•	Non-interest income was 4% lower, reflecting lower net banking fees in Retail Banking and lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers.

Operating expenses

•	Costs remained tightly controlled, with our focus on managing business-as-usual expenses to accommodate investment. We continued to invest in the growth of the businesses serving SME and corporate customers, as well as the branch network and digital systems in Retail Banking.

Operating provisions and charges

•	Impairment losses on loans and advances were 33% lower. Credit quality in the Retail Banking and Commercial Banking loan books continued to be good, supported by the improving economic environment.

•	Provisions for other liabilities and charges increased 5% to £152m reflecting an increase in FSCS charge, partially offset by reduced provision for restructuring.

Taxation charge

•	The taxation charge increased 32% largely due to higher profits, offset in part by the continued reduction in the main corporation tax rate.

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
3.	A number of significant items impacted the financial results for 9M’14. See Appendix 1, page 16 for details and page 18 for the definition of ‘significant item’.
4.	In accordance with IFRS, regulatory costs relating to the FSCS of £100m were recognised in H1’14 (restated H1’13: £88m). Costs relating to the Bank Levy are recognised in the fourth quarter (Q4’13: £59m).

Santander UK plc	4

Quarterly Management Statement, 30 September 2014

Q3’14 compared to Q2’14 (excluding significant items)

•	Total operating income increased 3% to £1,128m. This was driven by volume growth with the Banking NIM remaining steady, at 1.82% (Q2’14: 1.81%).

•	The cost-to-income ratio in the quarter was 51%, with underlying costs broadly steady.

•	Impairment losses on loans and advances saw a further small improvement in the impairment, though further reductions are unlikely given volume growth and mix changes in the portfolio.

Full Year 2014 outlook

•	We expect the Banking NIM of 1.81% in 9M’14 to remain broadly unchanged for the year in a stable base rate environment, with declining mortgage margins being offset by continued improvement in retail deposit margins. Positive net interest income momentum is expected to continue with growth in mortgage lending of around 1-2%, broadly in line with the market, and sustained growth in Commercial Banking.

•	SVR mortgage loan balances fell £6.3bn in 9M’14, to £46.0bn, although we have been successful in retaining c. 80% [1] of customers with maturing loans on new Santander UK mortgages. We expect the decline in SVR mortgage balances to continue at a similar pace for the rest of the year.

•	Competition in the mortgage market is increasing and we are seeing some pressure on margins for new business approvals. This is anticipated to have some impact on Banking NIM in 2015.

•	Since 30 September 2014, the trends evident in the operating results (excluding significant items) have not changed significantly. In accordance with IFRS, Bank Levy costs will be recognised at the 2014 year end (2013: £59m).

•	The momentum of the UK economy will continue to be supportive of our business, although there is evidence of stronger competitive pressures in many segments which may impact margins and slow the rate of growth in corporate lending. We expect the implementation costs of regulatory reform to increase in the months ahead.

•	We will continue to enhance our leverage ratio over the coming years through retained profits, Additional Tier 1 (‘AT1’) capital issuance and balance sheet optimisation. We are confident such actions will enable us to meet the proposed UK leverage ratio minimum requirements outlined in the FPC announcement on 31 October 2014 whilst maintaining our strategic plan to grow and further diversify our business.

1.	Average January 2014 to May 2014, 4 months post maturity.

Santander UK plc	5

Quarterly Management Statement, 30 September 2014

Summary quarterly trends [1]	Q3’14 £m	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m	Q3’13 £m
Net interest income	871	848	825	812	760
Non-interest income	257	250	269	259	237

Total operating income	1,128	1,098	1,094	1,071	997

Administrative expenses	(509)	(379)	(497)	(477)	(478)
- of which significant items [3]	—	120	—	—	—
Depreciation, amortisation and impairment	(65)	(274)	(73)	(68)	(59)
- of which significant items [3]		(206)	—	—	—

Operating expenses	(574)	(653)	(570)	(545)	(537)

Impairment losses on loans and advances	(68)	(75)	(97)	(115)	(125)
Provisions for other liabilities and charges	(20)	(241)	(11)	(105)	7
- of which significant items [3]	—	(120)	—	—	—
- of which FSCS and Bank Levy charges [4,5]	—	(100)	—	(59)	—

Total operating provisions and charges	(88)	(316)	(108)	(220)	(118)

Profit before tax from continuing operations	466	129	416	306	342

Taxation charge on continuing operations	(97)	(26)	(81)	(56)	(65)

Profit after tax from continuing operations	369	103	335	250	277

Discontinued operations	—	—	—	4	—

Profit after tax for the period	369	103	335	254	277

Reconciliation of profit before tax excluding significant items and adjusting for FSCS charges and the Bank Levy over the year

As previously disclosed, a number of significant items impacted the results in Q2’14. Detail and definitions are outlined in Appendix 1 on page 16 and page 18. The table below reconciles profit before tax set out above and the profit before tax excluding significant items as set out on page 2.

The quarterly trends are also impacted by FSCS charges and the Bank Levy. Although these represent annual charges, they are required under IFRS to be charged respectively, on 1 April and 31 December of each year. Therefore, to show the underlying trends, the profit excluding significant items has been further adjusted to spread these costs equally over the quarters.

	Q3’14 £m	Q2’14 £m	Q1’14 £m	Q4’13 [2] £m	Q3’13 £m
Profit before tax from continuing operations	466	129	416	306	342

- significant items [3]	—	206	—	—	—

Profit before tax excluding significant items	466	336	415	306	342

Adjusting for FSCS/Bank Levy over the year [5]	(40)	60	(40)	23	(37)

Profit before tax after quarterly pro-rating of FSCS and Bank Levy charges	426	396	375	329	305

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1. Under IFRIC 21 the FSCS is now charged in Q2, while the Bank Levy is charged in Q4.
3.	A number of significant items impacted the financial results for Q2’14. See Appendix 1, page 16 for details and page 18 for the definition of ‘significant item’.
4.	In accordance with IFRS, including the adoption of IFRIC 21, the FSCS and Bank Levy are charged respectively, on 1 April and 31 December of each year.
5.	FSCS £100m (2013: £88m); Bank Levy assumed for illustration to be at the same level as in 2013 (2013: £59m).

	Q3’14	Q2’14	Q1’14	Q4’13 [2]	Q3’13
	£m	£m	£m	£m	£m
FSCS/Bank Levy as charged in the statutory accounts [4,5]	—	100	—	59	—
FSCS/Bank Levy if pro-rated quarterly	(40)	(40)	(40)	(37)	(37)

Adjusting for FSCS/Bank Levy over the year [5]	(40)	60	(40)	23	(37)

Santander UK plc	6

Quarterly Management Statement, 30 September 2014

Summary balance sheet [1]	30.09.14 £bn	31.12.13 [2] £bn
Assets
Retail Banking	158.3	155.6
Commercial Banking	23.5	22.1
Corporate Centre	8.6	9.4

Customer assets	190.4	187.1
Other assets	85.1	83.2

Total assets	275.5	270.3

Liabilities
Retail Banking	127.7	123.2
Commercial Banking	14.5	12.6
Corporate Centre	8.7	10.6

Customer deposits	150.9	146.4
Medium term funding (‘MTF’)	56.6	57.6
Other liabilities	54.0	53.7

Total liabilities	261.5	257.7

Equity	14.0	12.6

Total liabilities and equity	275.5	270.3

Summary capital, leverage, liquidity and funding [1]	30.09.14 £bn	31.12.13 £bn
Capital and leverage – CRD IV
CET 1 Capital	9.8	9.0
Total qualifying regulatory capital [3]	14.2	13.3
Risk Weighted Assets (‘RWAs’)	82.4	77.7
CET 1 Capital ratio	11.9%	11.6%
Tier 1 Capital ratio	14.0%	13.2%
Total Capital ratio	17.8%	17.1%
PRA end point T1 leverage ratio	3.7%	3.3%
Liquidity
Liquidity coverage ratio (‘LCR’) eligible liquid assets	37.3	32.8
Total liquid assets	71.7	73.0
LCR	108%	103%
Funding
Total wholesale funding	68.0	65.6
- of which with a residual maturity of less than 1 year	24.9	21.2
LCR eligible liquid assets coverage of wholesale funding with a residual maturity of less than one year	150%	155%

1.	See Appendix 1 for notes and definitions.
2.	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
3.	Prepared on a basis consistent with Santander UK’s regulatory filings following the adoption of CRD IV.

Santander UK plc	7

Quarterly Management Statement, 30 September 2014

Balance sheet analysis

Balances

•	Customer assets of £190.4bn grew by £3.3bn in the first nine months of the year. Mortgage lending balances increased £1.9bn in 9M’14, maintaining the positive momentum that commenced in Q2’14. Commercial Banking lending increased by £1.4bn in 9M’14, partially offset by a reduction in non-core corporate and legacy portfolios.

•	Other assets consist largely of liquid assets and trading assets including derivatives.

•	Customer deposits increased £4.5bn to £150.9bn, as we focused on retaining and originating accounts held by more loyal Retail Banking customers. Current account balances grew £10.0bn in 9M’14, partially offset by lower savings balances as we focused on reducing more price sensitive retail deposits.

•	The loan-to-deposit ratio of 125% was 1pp better than at 31 December 2013, reflecting particularly strong growth in retail customer deposits.

•	The customer funding gap reduced by £1.2bn to £39.5bn (31 December 2013: £40.7bn).

Capital and leverage

•	The CET 1 capital ratio improved to 11.9% (December 2013: 11.6%), with the PRA end point T1 leverage ratio at 3.7% (December 2013: 3.3%).

•	RWAs were up £4.7bn, to £82.4bn, reflecting higher customer loans, a slight increase in mortgage risk weights and a restructured facility in Commercial Banking.

•	Retained profits, and further AT1 issuance if required, are expected to result in a continued improvement in our leverage ratio.

Funding and liquidity

•	LCR eligible liquid assets increased £4.5bn, to £37.3bn. As at 30 September 2014 the LCR was 108%.

•	Wholesale funding with a residual maturity of less than one year increased £3.7bn, to £24.9bn, due to the phasing of secured funding maturities. LCR eligible liquid assets significantly exceeded wholesale funding of less than one year, with a coverage ratio of 150%.

•	MTF issuance of c. £10.3bn (Sterling equivalent) in 9M’14 included £5.7bn of senior unsecured issuance. Overall the cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now more stable capital markets environment.

•	In Q3’14 we drew a net £0.7bn of Treasury Bills under the UK Government’s Funding for Lending Scheme (‘FLS’)’, with total outstandings of £1.3bn at 30 September 2014.

•	Since the quarter end, we have issued £0.8bn of senior unsecured notes and £0.3bn of covered bonds.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £133m, including additional provisions of £65m taken in Q2’14. The high proportion of invalid complaints has continued. Monthly redress costs, including recent pro-active customer contact, decreased to an average of £11m per month in 9M’14, compared to a monthly average of £18m in 2013 and £25m in 2012. We anticipate the reduction in the monthly utilisation run-rate going forward.

•	At the end of September 2014, £128m of non-PPI related conduct provisions were held for customer remediation in relation to interest rate hedging, Card Protection Plan (‘CPP’) and certain retail investment products.

Santander UK plc	8

Quarterly Management Statement, 30 September 2014

Credit quality 1

	Assets	NPLs	NPL ratio	NPL coverage	9M’14 gross write-offs	Loan loss allowance
30.09.14	£bn	£m	%	%	£m	£m
Retail Banking	158.3	2,656	1.68	34	213	905
Residential mortgages	150.0	2,539	1.69	23	53	585
Banking and consumer credit	8.3	117	1.43	272	160	320
Commercial Banking	23.5	696	2.96	50	71	347
Corporate Centre	8.6	126	1.46	191	49	240

	190.4	3,478	1.83	43	333	1,492

	Assets	NPLs	NPL ratio	NPL coverage	FY’13 gross write-offs	Loan loss allowance
31.12.13	£bn	£m	%	%	£m	£m
Retail Banking	155.6	2,936	1.89	31	387	921
Residential mortgages	148.1	2,788	1.88	21	103	593
Banking and consumer credit	7.5	148	1.96	222	284	328
Commercial Banking	22.1	666	3.02	53	161	356
Corporate Centre	9.4	221	2.36	125	227	278

	187.1	3,823	2.04	41	775	1,555

•	The total NPL ratio of 1.83% continued to improve, with retail and corporate loans performing well in a benign credit environment.

•	The Retail Banking NPL ratio fell to 1.68%, with an improvement across all lending portfolios.

•	Residential mortgage NPLs fell 9% to £2,539m, with the improvement in the performance of the portfolio is supported by the benign economic environment for UK households, low interest rates, rising house prices and falling unemployment. We remain aware that these trends may not continue and take account of this in setting our provisions.

•	The mortgage NPL ratio decreased to 1.69%, with a continued fall in non-performing loans and a growing mortgage book. The NPL ratio is expected to remain broadly stable for the rest of the year. The NPL coverage ratio has continued to rise.

•	Banking and consumer credit NPLs reduced by 21% to £117m. This was due to a continuation of the general improvement observed in the credit quality of the unsecured portfolios, in particular personal loans and credit cards, which benefited from the good risk profile of our 1|2|3 World customers.

•	The Commercial Banking NPL ratio decreased to 2.96%, with an improvement in portfolio performance and strong credit quality. We continued to adhere to our prudent lending criteria as we further deliver on our business plan to grow Commercial Banking.

•	The Corporate Centre NPL ratio decreased to 1.46%, reflecting the on-going sale and run-off of the non-core corporate and legacy portfolio which continued with no significant impact on the income statement.

1.	See Appendix 1 for notes and definitions.

Santander UK plc	9

Quarterly Management Statement, 30 September 2014

Mortgage loan-to-value (‘LTV’)

	Simple avg.	up to 50%	>50-75%	>75-85%	>85-100%	>100%
30.09.14%		% of total	% of total	% of total	% of total	% of total
New business 2014	65	17	42	26	15	—
Stock	48	32	43	13	9	3

	Simple avg.	up to 50%	>50-75%	>75-85%	>85-100%	>100%
31.12.13%		% of total	% of total	% of total	% of total	% of total
New business 2013	62	19	46	23	12	—
Stock	51	29	42	15	10	4

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending, including Help to Buy, and 48% on the stock of mortgages. Help to Buy includes all lending over 90% LTV, and demand in 9M’14 was higher than expected.

•	Stock LTV continued to perform well, supported by house prices increases and better economic environment facilitating capital repayments by borrowers.

Santander UK plc	10

Quarterly Management Statement, 30 September 2014

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with a turnover of less than £250,000 per annum), through a network of branches and ATMs, as well as through telephony, e-commerce, mobile and intermediary channels.

Summary income statement	9M’14 £m	9M’13 £m	Change %
Net interest income	2,591	2,175	19
Non-interest income	455	499	(9)

Operating income	3,046	2,674	14
Operating expenses	(1,254)	(1,300)	(4)
Operating provisions and charges	(168)	(279)	(40)

Profit before tax	1,624	1,095	48

Income statement analysis (9M’14 compared to 9M’13)

•	Net interest income increased 19%. Management focused on reducing the cost of retail liabilities, replacing maturing tranches of higher cost eSaver products in H2’13 and originating new lower cost ISAs in 2014. Reduced mortgage stock margins partly offset these effects.

•	Non-interest income was 9% lower, reflecting lower net banking fees.

•	Operating expenses decreased 4%, with savings arising from the further consolidation of multi-branch locations. Strong cost management discipline funded further investment in business growth, including new branch network systems and digital channels.

•	Operating provisions and charges were 40% lower, largely driven by lower mortgage impairment and an improvement in credit cards and UPLs. The annualised loan loss charge was 0.14%.

Balances	30.09.14 £bn	31.12.13 £bn
Customer loans	158.3	155.6
- of which mortgages	150.0	148.1
- of which unsecured consumer and vehicle finance	8.3	7.5
RWAs	38.0	36.3
Customer deposits	127.7	123.2
- of which current accounts	37.9	27.9

•	Mortgage lending balances increased £1.9bn in 9M’14. Increased gross mortgage lending resulted in modest growth of the mortgage book, with growth now expected to be broadly in line with the market.

•	SVR mortgage loan balances fell £6.3bn in 9M’14 to £46.0bn. Interest only mortgage balances reduced to £57.8bn (Dec’13: 59.0bn) while Buy-To-Let grew to £2.9bn (Dec’13: £2.2bn).

•	Unsecured consumer and vehicle finance balances, which include bank overdrafts, unsecured personal loans, credit cards and consumer finance, increased £0.8bn in 9M’14, in line with the planned rollout of the 1|2|3 World loyalty strategy.

•	RWAs increased following growth in both mortgages and unsecured lending, together with a small increase in mortgage risk weights.

•	Customer deposits increased by £4.5bn in 9M’14 as current account balances continued to grow. These were only partially offset by a continued managed reduction in other deposits without a broader customer relationship.

•	The 1|2|3 Current Account remains central to our retail customer relationship model and was the main driver of a net inflow of £13.3bn in current account balances over the last 12 months.

Santander UK plc	11

Quarterly Management Statement, 30 September 2014

Retail Banking (continued)

Business volumes	9M’14	9M’13
Mortgage gross lending	£20.5bn	£12.9bn
Mortgage net lending	£1.9bn	£(6.7)bn
UPL gross lending	£1,199m	£786m
Customer deposit flows	£4.5bn	£(3.5)bn
1|2|3 World customers	3.3 million	2.2 million

•	Mortgage gross lending was strong, increasing 59% to £20.5bn compared with 9M’13, and with applications up 43% on the prior year.

•	In 9M’14 we helped 30,800 first-time buyers (£4.2bn of gross lending) and 6,000 Help to Buy customers (£900m) purchase a home.

•	1|2|3 World has 3.3 million current account and credit card customers, some 1.1 million higher than a year ago. This includes a growing transactional primary customer base.

Business development

•	1|2|3 World continued to expand, with almost 40% of 1|2|3 World customers holding both the 1|2|3 Current Account and 1|2|3 Credit Card. 1|2|3 World provides a qualitative improvement of customer relationships underpinning our retail interest margins. At 30 September 2014, 52% of retail deposit balances were 1|2|3 Current Account and other primary bank accounts with associated savings balances.

•	1|2|3 World is transforming our customer profile, building deeper, more durable and more valuable relationships: 90% of 1|2|3 Current Accounts are a primary banking relationship (vs. 34% for our non 1|2|3 World current account); on average customers hold 2.3 products (vs. 1.6); and average account balances are 4.4x higher.

•	In the 9M’14, 208,800 customers moved their current account to Santander UK from other providers (265,600 from the launch of the guaranteed current account switching service in September 2013). Based on independent research carried out between September 2013 and September 2014, Santander UK maintained its position as the first choice for customers switching their current account provider, with a net gain of 12% of accounts transferred [1].

•	We are developing more targeted products and services for our key customer segments, including our new ‘Select’ segment for more affluent customers to which we have now introduced 540,000 customers. We have also launched the 1|2|3 Mini, a new current account for children, and the 1|2|3 Student Account.

•	We continued to invest in branch refurbishments and digital technology. This year we have delivered a number of improvements in all of our digital platforms including our online and mobile banking services as well as introducing more digital technology into our branches, a new public website, a new online bank interface, a new iOS App, improvements in alerts functionality, improved online sales capability and a rollout of digital ATMs.

•	We commenced a three year digital transformation programme earlier this year, which is already starting to deliver an improvement in customer satisfaction and complaint levels as digital functionality and initiatives are delivered to address key areas of focus.

1.	September 2014 edition of TNS Current Account Switching Index. See Appendix 1.

Santander UK plc	12

Quarterly Management Statement, 30 September 2014

Commercial Banking and Markets

As the results and balances of the Markets segment are not individually significant, these amounts have been combined with Commercial Banking for the purpose of this statement.

Commercial Banking offers a wide range of products and financial services to customers through a network of regional corporate business centres and through telephony and e-commerce channels. The management of our customers is organised according to the annual turnover of their business enabling us to offer a differentiated service to SMEs, mid and large corporate customers.

Markets offers risk management and other services to financial institutions, as well as to other Santander UK divisions. Its main business areas are fixed income and foreign exchange, equity, capital markets and institutional sales.

Summary income statement	9M’14 £m	9M’13 £m	Change %
Net interest income	405	305	33
Non-interest income	275	291	(5)

Operating income	680	596	14
Operating expenses	(377)	(309)	22
Operating provisions and charges	(63)	(81)	(22)

Profit before tax	240	206	17

Income statement analysis (9M’14 compared to 9M’13)

•	Net interest income increased 33%. This was as a result of continued growth in customer loans and deposits margins improving throughout the year.

•	Non-interest income was down 5%, principally in Markets, due to a lower demand for interest rate and foreign exchange risk management products from Commercial Banking customers.

•	Operating expenses increased 22%, mainly reflecting continued investment in the growth of the businesses serving SME and corporate customers and as we continue to open new business centres across the UK. We also invested in the development of transactional, interest rate and fixed income product capabilities.

•	Operating provisions and charges decreased 22%, with an annualised loan loss rate in Commercial Banking of 0.37%. Quality in the Commercial Banking loan book continued to be good, supported by the improving economic environment. The Commercial Banking NPL ratio decreased to 2.96%.

•	Loss before tax in the Markets business for the period was £(17)m (profit before tax 9M’13: £13m) reflecting low trading volumes, limited capital markets client activity and continued investment in the business.

Balances	30.09.14 £bn		31.12.13 £bn
Customer loans	23.5		22.1
- of which SMEs	12.4	[1]	11.7
- of which mid and large corporate customers	11.1		10.4
RWAs	37.5		33.5
- of which Commercial Banking	30.4		26.8
Customer deposits	14.5		12.6

•	Customer loans in Commercial Banking increased 9% over the last 12 months, maintaining a positive momentum in an increasingly competitive and contracting market. Lending continues to be subject to prudent risk management criteria.

•	RWAs increased 12% in the period, reflecting higher customer loans and a restructured facility in Commercial Banking.

•	We continued to attract deposit balances where we have a strong customer relationship and to build on our new enhanced corporate cash management and liability capabilities.

1.	Following a periodic review in Q1’14, a number of Commercial Banking customers were transferred from the SME segment to our large corporate segment as the annual turnover of their businesses had increased; prior periods have not been restated. The balance associated with these loans was £327m; excluding this transfer SME lending growth would have been 14% over the last 12 months.

Santander UK plc	13

Quarterly Management Statement, 30 September 2014

Business development

•	We further developed our range of ancillary services and our capacity to service SMEs, supported by an increase in the number of relationship managers in our growing network of 58 regional Corporate Business Centres.

•	We increased the number of client facing staff servicing our large corporate customers, enabling better sector and product coverage.

•	We are investing further in our Commercial Banking business by building on the expertise and presence of the wider Banco Santander group. This year we launched a new corporate internet banking capability (‘Connect’), a new trade portal, the Santander Passport and a range of other international financial services.

•	Our pioneering Breakthrough programme, aimed at helping the UK’s fast growth companies, has now supported 30 SMEs with £27m of Growth Capital and £35m of other growth-related finance providing these companies with the opportunity and support to create over 1,200 jobs in the UK economy. The programme has also held 11 Round Table events for more than 120 companies, provided 13 MasterClasses involving 153 fast-growth SMEs with companies including Google, LoveFilm and McLaren, and taken 97 SME businesses on trade missions to major international markets such as Brazil, Mexico, UAE and the USA.

•	To support our focus on digital innovation we also launched a new US$100m Santander Fintech Fund, based in London, to invest in financial technology start-ups in the UK and elsewhere.

Santander UK plc	14

Quarterly Management Statement, 30 September 2014

Corporate Centre

Corporate Centre includes asset and liability management for the bank and management of the non-core corporate and legacy portfolios. Corporate Centre is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, social housing loans and structured credit assets, all of which are being run-down and/or managed for value.

Summary income statement	9M’14 £m	9M’13 [1] £m	Change %
Net interest expense	(452)	(329)	37
Non-interest income	46	17	171

Operating income	(406)	(312)	30
Operating expenses	(166)	(41)	305
- of which significant items [2]	(86)	—	n.m.
Operating provisions and charges	(281)	(145)	94
- of which significant items [2]	(120)	—	n.m.

Loss before tax	(853)	(498)	71

Income statement analysis (9M’14 compared to 9M’13)

•	Net interest expense was higher, as the returns on our structural hedging strategy were lower than in 9M’13 following the maturity of historic contracts.

•	Non-interest income was higher, reflecting mark-to-market and asset realisation gains.

•	Operating expenses (excluding significant items) increased to £80m, due to additional project costs borne centrally.

•	Operating provisions and charges (excluding significant items) increased to £161m, a consequence of a modest level of provisions raised on the non-core portfolio.

Balances and ratios	30.09.14 £bn	31.12.13 £bn
Customer loans	8.6	9.4
RWAs	6.9	7.9
Customer deposits	8.7	10.6

•	Customer loans decreased 9% in the period due to the run-down of the non-core corporate and legacy portfolios as we successfully implemented our on-going exit strategy from individual loans and leases.

•	RWAs decreased 13%, largely reflecting the reduction in customer loans.

•	Customer deposits fell 18% in 9M’14, as part of a plan to focus on the management of our more relationship driven deposit base.

Non-core corporate and legacy portfolios	30.09.14 £bn	31.12.13 £bn
Social housing	7.0	7.1
Commercial mortgages	1.0	1.2
Shipping	0.3	0.4
Aviation	0.2	0.4
Other	0.1	0.3

Customer loans	8.6	9.4

•	Disposal of assets continued across the portfolios with no significant impact on the income statement. The social housing loan portfolio was relatively stable, reflecting its long term, low risk nature.

1	Adjusted to reflect the adoption of IFRIC 21. See Appendix 1.
2.	A number of significant items impacted the financial results in Q2’14; their aggregate impact was £(206)m pre tax and £(162)m post tax. See Appendix 1, page 16 for details and page 18 for the definition of ‘significant item’.

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Quarterly Management Statement, 30 September 2014

Appendix 1 – notes

•	Significant items

The financial results for 9M’14 included a number of pre-tax significant items incurred in Q2’14 and included in the Corporate Centre. As reported in our Q2’14 results, these were as follows:

Pension gain	218
Investment costs	(98)

Included in administrative expenses	120

Software write-offs	(206)

Included in depreciation, amortisation and impairment	(206)

Property provisions	(50)
Conduct remediation provisions	(70)

Included in provisions for other liabilities and charges	(120)

•	As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses.

•	Following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. The software write-offs will reduce our future depreciation charge.

•	Provisions for other liabilities and charges were impacted by £120m. These included a £50m provision relating to the costs for our on-going branch de-duplication programme. There was also £70m, including related costs, as provisions for conduct remediation. Of this, £65m related to payment protection insurance (‘PPI’), following a review of recent claims activity, which indicates that claims are now expected to continue for longer than originally anticipated. There was a net £5m charge related to other retail products.

Reconciliation of income statement lines excluding significant items	9M’14 £m
Operating expenses (excluding significant items)	(1,711)
Significant items included in administrative expenses	120
Significant items included in depreciation, amortisation and impairment	(206)

Operating expenses	(1,797)

Total operating provisions and charges (excluding significant items)	(392)
Significant items included in provisions for other liabilities and charges	(120)

Total operating provisions and charges	(512)

Profit before tax (excluding significant items)	1,217
Significant items	(206)

Profit before tax	1,011

•	IFRIC 21 adoption

In May 2013, the IFRS Interpretations Committee issued IFRIC Interpretation 21 (‘IFRIC 21’) which provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective in the European Union states for annual periods beginning on or after 17 June 2014, however, earlier application is permitted and Santander UK has elected to do so. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period. The adoption of IFRIC 21 changed the accounting for the Financial Services Compensation Scheme (‘FSCS’) but did not affect the accounting for any other government imposed levy paid by Santander UK, notably the Bank Levy.

Santander UK plc	16

Quarterly Management Statement, 30 September 2014

•	Customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK NOP. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the 12 months ending 30 September 2014 and compared against 12 months ending data as indicated. The competitor set included in this analysis is Barclays, Halifax, HSBC, Lloyds Bank (including Lloyds TSB) and NatWest. Previously this data was reported on a rolling three month basis.

•	Independent consumer research – customer satisfaction

In August 2014, MoneySavingExpert.com published the results of their twice yearly poll of bank customers. Santander UK was ranked in second place with 94% of 1|2|3 customers rating it ‘great’ and ‘ok’.

•	Independent consumer research – current account switching

The September 2014 edition of the TNS Current Account Switching Index demonstrated that Santander UK remained the first choice for customers switching their current account provider, with a net gain of 13% of accounts transferred in the period. The index was based on interviews held between 20 August 2014 and 14 September 2014. The sample was 11,825 current account holders with 334 identified as having switched their current account in the preceding 12 months. This corresponds to a net gain of 12% of accounts transferred since the launch of the Current Account Switch Service (‘CASS’).

•	Payments Council – current account switching service guarantee

On 16 September 2013, the Payments Council launched the Current Account Switch Service (‘CASS’). The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to: increase competition in the high street; support the entry of new banks in the current account marketplace, and give customers greater choice if they want to switch.

The published Payments Council branded data referenced is for switches completing between 1 January 2014 and 31 March 2014 and shows Santander UK gained 60,882 switchers, with a net gain of 37,316. The branded data is published 6 months in arrears.

Payments Council data for the industry shows 1,093,000 full switches completed between 16 September 2013 and 30 September 2014. Santander UK management information identifies 265,600 switchers in the same period.

•	Commercial Banking customer segmentation

The management of Commercial Banking is organised according to the annual turnover of our customers. SMEs have an annual turnover between £250,000 and £50m, mid corporates between £50m and £500m and large corporates over £500m.

The large corporates business offers specialist treasury services in fixed income and foreign exchange, lending, transactional banking services, capital markets and money markets to multinational corporate customers.

•	Delivering on our commitments – KPIs and targets

All Key Performance Indicators (‘KPIs’) are presented at 30 September 2014 and 31 December 2013. KPIs are based on spot balances calculated at these dates with the exception of the cost-to-income ratio, RoTE and customer satisfaction which are based on performance in the relevant period or year. The cost-to-income ratio and RoTE are calculated for the nine months ended 30 September 2014 and the year ended 31 December 2013. Customer satisfaction is based on a rolling 12-month average calculated for the year ended 30 September 2014 and year ended 31 December 2013.

•	Discontinued operations

The sale of c. £1bn of customer loans to SAV Credit Limited (now ‘Newday Cards Ltd’) was completed in May 2013.

Santander UK plc	17

Quarterly Management Statement, 30 September 2014

Appendix 1 – definitions

•	‘1|2|3 World customer’ holds one or more of the following products: 1|2|3 Credit Card, 1l2l3 Current Account, 1l2l3 Graduate Current Account, 1l2l3 Student Current Account, 1l2l3 Postgraduate Current Account, 1l2l3 Mini Current Account and 1l2l3 Mini Account (in Trust). Trustees are not classed as 1|2|3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

•	‘Banking NIM’ is calculated as annualised net interest income divided by average customer assets.

•	‘CET1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13, and effectively reflects the CRD IV end point position. ‘CET1 ratio’ is calculated as CET1 capital divided by RWAs.

•	‘Dividend payout ratio’ is calculated as dividend paid and declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on preference shares and adjusted for the prior year restatement relating to FSCS). The payment of each dividend is subject to regulatory approval.

•	The Liquidity Coverage Ratio (‘LCR’) is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30-day significant stress period. The LCR is calculated on Basel III basis.

•	‘LCR eligible liquid assets’ are assets eligible for inclusion in the LCR as high quality liquid assets, on a Basel III basis.

•	‘LCR eligible liquid assets coverage of wholesale funding of less than one year’ is calculated as LCR eligible liquid assets divided by wholesale funding with a residual maturity of less than one year.

•	‘Loan loss rate’ is impairment charge on loans and advances divided by average loans and advances.

•	‘Loan-to-deposit ratio’ is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loan-to-income multiple’ is an average earnings multiple of new business at inception.

•	‘Loyal customers’ are primary banking current account customers who hold an additional product. Primary banking current account customers have a minimum credit turnover of at least £500 per month and at least two direct debits on the account.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘MTF’ is medium term funding at a sterling equivalent value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance), structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance. MTF excludes any collateral received as part of the UK Government’s Funding for Lending Scheme (‘FLS’).

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA end point T1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by the Basel Committee ‘Leverage Ratio framework and disclosure requirements’ document, published January 2014.

•	‘Residential mortgages’ includes residential retail mortgages, which are part of Retail Banking, and social housing loans which are in Commercial Banking and in Corporate Centre.

•	‘RoTE’ is calculated as annualised profit attributable to ordinary shareholders divided by average shareholders’ equity, less non-controlling interests, preference shares, and intangible assets (including goodwill).

•	‘Santander UK’ refers to Santander UK plc and its subsidiaries.

•	‘Significant item’ is an item which is separately highlighted on either a qualitative or quantitative basis in order to assist in understanding the operating performance for the period.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total liquid assets’ consist of: eligible liquid assets; other highly liquid debt securities and bonds; equities; and debt securities and asset-backed securities issued by subsidiaries and retained by Santander UK and loans which are eligible at central bank operations.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the UK Government’s Funding for Lending Scheme.

•	‘Wholesale funding with a residual maturity of less than one year’ has a residual maturity of less than one year at the balance sheet date.

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Quarterly Management Statement, 30 September 2014

Appendix 2 – income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in the Annual Report and Accounts for the year ended 31 December 2013. Results have been adjusted to reflect the adoption of IFRIC 21.

	9M’14	9M’13 [1]
Summary consolidated income statement	£m	£m
Net interest income	2,544	2,151
Non-interest income	776	807

Total operating income	3,320	2,958

Administrative expenses	(1,385)	(1,470)
Depreciation, amortisation and impairment	(412)	(180)

Operating expenses	(1,797)	(1,650)

Impairment losses on loans and advances	(240)	(360)
Provisions for other liabilities and charges	(272)	(145)

Total operating provisions and charges	(512)	(505)

Profit before tax from continuing operations	1,011	803
Taxation charge on continuing operations	(204)	(155)

Profit after tax from continuing operations	807	648
Discontinued operations	—	(12)

Profit after tax for the period	807	636

	30.09.14	31.12.13 [1]
Summary balance sheet	£bn	£bn
Assets
Retail Banking	158.3	155.6
Commercial Banking	23.5	22.1
Corporate Centre	8.6	9.4

Customer assets	190.4	187.1
Other assets	85.1	83.2

Total assets	275.5	270.3

Liabilities
Retail Banking	127.7	123.2
Commercial Banking	14.5	12.6
Corporate Centre	8.7	10.6

Customer deposits	150.9	146.4
Medium term funding (‘MTF’)	56.6	57.6
Other liabilities	54.0	53.7

Total liabilities	261.5	257.7

Equity	14.0	12.6

Total liabilities and equity	275.5	270.3

1.	Results have been adjusted to reflect the adoption of IFRIC 21. See Appendix 1 for details.

Santander UK plc	19

Quarterly Management Statement, 30 September 2014

Management Statement for Santander UK and Banco Santander, S.A.

The results of Banco Santander, S.A., for the nine months ended 30 September 2014 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander, S.A.’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander, S.A. reporting basis, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander, S.A. London Branch. The Banco Santander, S.A. London Branch is not part of Santander UK but is included in the Banco Santander, S.A. results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.34 trillion in managed funds, 107 million customers, 13,225 branches – more than any other international bank – and 183,648 employees at the close of June 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 30 September 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through some 940 branches and 58 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

Disclaimer

Santander UK and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 317 to 334 of the Santander UK plc 2013 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK plc	20